UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

BIOCLINICA, INC.

(Name of Subject Company)

BIOCLINICA, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.00025 per share, and associated Preferred Share Purchase Rights

(Title of Class of Securities)

09071B100

(CUSIP Number of Class of Securities)

Mark L. Weinstein

President and Chief Executive Officer

BioClinica, Inc.

826 Newtown-Yardley Road

Newtown, Pennsylvania 18940-1721

(267) 757-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Emilio Ragosa

Morgan, Lewis & Bockius LLP

502 Carnegie Center

Princeton, New Jersey 08540

(609) 919-6600

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Schedule 14D-9 originally filed with the Securities and Exchange Commission on February 11, 2013 (as amended from time to time, the “Schedule 14D-9”) by BioClinica, Inc., a Delaware corporation (“BioClinica”).  The Schedule 14D-9 relates to the tender offer which was commenced by BC Acquisition Corp., a Delaware corporation (“Purchaser”), to purchase all outstanding shares of common stock, par value $0.00025 per share of BioClinica, and the associated rights to purchase shares of Series A Junior Participating Preferred Stock, par value $0.00025 per share, of BioClinica (collectively, the “Shares”), at a price of $7.25 per Share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively.  The Offer was made in connection with the Agreement and Plan of Merger, dated as of January 29, 2013 (as it may be amended or supplemented from time to time, the “Merger Agreement”), by and among BioCore Holdings, Inc., a Delaware corporation (“Parent”), Purchaser and BioClinica, a copy of which is attached as Exhibit (e)(1) to the Schedule 14D-9.

The information in this Amendment No. 2 is incorporated by reference to all of the applicable items in the Schedule 14D-9, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 2.

You should read this Amendment No. 2 together with the Schedule 14D-9. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 8.  ADDITIONAL INFORMATION

Item 8 is hereby amended and supplemented by adding the following under “Regulatory Approvals”:

“On February 21, 2013, early termination of the waiting period under the HSR Act applicable to the Offer was granted.  Accordingly, the condition to the Offer relating to the expiration or termination of the applicable waiting period under the HSR Act has been satisfied.”

ITEM 9.  EXHIBITS

Item 9 is hereby amended and supplemented by adding the following exhibit:

(a)(5)(E)  Joint Press Release dated February 21, 2013 (incorporated by reference to Exhibit (a)(5)(A) to the Schedule TO).

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 22, 2013	BIOCLINICA, INC.

	By:	/s/ Mark L. Weinstein
	Name:	Mark L. Weinstein
	Title:	President and Chief Executive Officer

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